U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

April 14, 2022

United Maritime Corporation
Draft Registration Statement on Form 20FR12B
Submitted February 23, 2022
CIK No. 0001912847

Ladies and Gentlemen:

This letter sets forth the response of United Maritime Corporation (the “Company”) to the comment letter dated March 22, 2022 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form 20-F (the “Draft Registration Statement”) that was confidentially submitted to the Commission for review on February 23, 2022. The Company is today confidentially submitting via EDGAR this letter together with its amended draft registration statement on Form 20-F (the “Amended Draft Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter. The Amended Draft Registration Statement also includes updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Draft Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Draft Registration Statement on Form 20FR12B submitted February 23, 2022

Explanatory Note, page 3

1.
We note your disclosure here and in footnote 1 to your beneficial ownership table that the Series B Preferred Shares will have substantially the same terms, including voting rights, as the Parent’s Series B preferred shares, and will have no substantial economic rights but will initially entitle your Chairman and Chief Executive Officer to exercise voting power equal to 49.99% of the total number of votes entitled to vote on any matter submitted to a vote of your shareholders. Please clarify the meaning of “initially” in these disclosures.

The holder of Series B preferred shares will be entitled to 25,000 votes per share, subject to the limitation that such holder may not exercise voting rights pursuant to any Series B preferred shares that would result in the total number of votes such holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter.  Therefore, 49.99% represents a cap on the voting power, and the word “initially” was used in these disclosures to capture the theoretical possibility that the voting power exercisable by the holder of Series B preferred shares could fall below 49.99% in the future. In response to the Staff’s comment, the Company has revised the disclosure in the Explanatory Note in the Amended Draft Registration Statement to clarify this point.

2.	Please revise the Explanatory Note to highlight that while your common shares have one vote per share, each of your 20,000 Series B preferred shares presently outstanding has 25,000 votes per share.

In response to the Staff’s comment, the Company has revised the Explanatory Note in the Amended Draft Registration Statement.

3.
Please disclose here the reasons why you have designated the Series B Preferred Shares and why the Parent will distribute 20,000 of your Series B preferred shares to the holder of all of Parent’s issued and outstanding Series B preferred shares.

In response to the Staff’s comment, the Company has revised the Explanatory Note in the Amended Draft Registration Statement to disclose that the Parent will distribute 20,000 Series B preferred shares in order to effectuate a pro rata distribution to all shareholders of the Parent, being the holders of both its outstanding common shares and Series B preferred shares, so that such holders will maintain the same proportionate interest in the Parent and the Company both immediately before and immediately after the Spin-Off.

Risk Factors
We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price, page 29

4.
Please revise your disclosure to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

In response to the Staff’s comment, the Company has revised this disclosure in the Amended Draft Registration Statement.

Item 3. Key Information
D. Risk Factors
Risks Relating to the Spin-Off
We have no operating history as a publicly-traded company, and our historical financial..., page 35

5.
Considering that prior to the planned spin-off, you operated as part of your parent’s broader corporate organization and that your historical financial information does not reflect changes that you expect to experience in the future, tell us how you considered providing pro forma disclosure per Rule 11-02(a)(6)(ii) of Regulation S-X.

The Company has considered whether pro forma disclosure in accordance with Rule 11-02(a)(6)(ii) of Regulation S-X is required pursuant to Rule 11-01(a)(7) of Regulation S-X.  In making this determination, the Company considers whether the carve-out financial statements included in the Draft Registration Statement accurately reflect in all material respects the results of operations and financial position of the Company and its subsidiaries as an autonomous combined entity, no longer included as part of another entity, and therefore whether pro forma financial statements in accordance with Rule 11-02(a)(6)(ii) of Regulation S-X are required because they are “necessary to reflect operations and financial position of the registrant as an autonomous entity.” Reg. S-X, Rule 11-01(a)(7).  To effectuate the separation of the Company from the Parent, the Company expects to enter into a Contribution and Conveyance Agreement, certain management agreements, and agreements to effectuate the amendment of the existing loan facility agreement to which the Parent’s wholly-owned subsidiary is currently a party, with no material change expected to the terms of such loan facility agreement.  These agreements remain subject to negotiation, final documentation and approval of the board of directors of each of Parent and the Company, and until these agreements are finalized, the question of whether pro forma disclosure is required cannot be determined with reasonable certainty.  In making this determination, the Company will consider whether these agreements and transactions which the Company anticipates entering into in connection with the Spin-Off replicate, in all material respects, the historical relationship and expense allocation between the Company and the Parent that is reflected in the carve-out financial statements included in the Draft Registration Statement, and therefore whether its expenses which would have been incurred operating as an autonomous entity would not vary materially from those reflected in the carve-out financial statements included in the Draft Registration Statement.  In this case, the Company would conclude that pro forma financial statements are not necessary to reflect its operations and financial position as an autonomous entity and are therefore not required pursuant to Rule 11-01(a)(7) of Regulation S-X.

ITEM 4. INFORMATION ON THE COMPANY, page 37

6.
We note that you currently have one time charter. Please disclose all material terms of your time charter agreement, including any provisions regarding termination of the agreement. In addition, please file the time charter agreement as an exhibit to your registration statement or provide us an analysis explaining why you are not required to do so. Refer to Instruction 4(b)(ii) of the Instructions to Exhibits of Form 20-F.

In response to the Staff’s comment, the Company has included additional disclosure in the Amended Draft Registration Statement regarding the material terms of its time charter agreement, including provisions regarding termination of the agreement.

The Company advises the Staff that it has given due consideration to the Company contracts required to be filed as exhibits to the Draft Registration Statement, including pursuant to Instruction 4(b)(ii) of the Instructions as to Exhibits of Form 20-F (the “20-F Instructions”), which requires a registrant to file contracts that ordinarily accompany its business if such contacts are contracts on which its business is substantially dependent.

The Company has not included its time charter agreement as an exhibit to the Draft Registration Statement, because the Company believes that its entry into its time charter agreement was in the ordinary course of business, and the Company does not consider it to be a contract upon which its business is substantially dependent within the meaning of the 20-F Instructions.  The Company believes that if its time charter agreement was to be terminated, the Company could replace such agreement with a new charter agreement in a relatively short period of time. In addition, if the time charter expires and is not further extended at the option of the charterer, the Company expects to procure new employment for its vessel immediately following such expiration. This expectation is not dependent on the current market environment for the Company’s vessel and is informed by the Parent’s experience in recent years in employing its Capesize vessels, irrespective of market conditions, with negligible off-hire time upon expiration or termination of their charters. The Company therefore believes that any termination of its vessel’s time charter would not have a material impact on its business.

To the extent that the Company’s time charter agreement may be terminated early by the charterer other than pursuant to the specific permitted circumstances contained therein, the Company would vigorously pursue any and all claims for damages and the other remedies available to it, which, if successful, would offset the temporary negative impact on its revenues.  While it is not guaranteed that the Company would recover any amounts in the case of a breach of the time charter agreement, the Company believes that the amounts recovered, if any, would mitigate any lost revenue the Company might sustain while its vessel is being re-chartered.

For the reasons set forth above, the Company does not believe that its business is substantially dependent on this time charter agreement, and since the time charter agreement was entered into in the ordinary course of business, the Company does not believe that the time charter agreement is a material contract that would be required to be filed pursuant to the 20-F Instructions.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Loan Arrangements, page 56

7.	Please tell us what consideration you have given to filing the July 15, 2020 loan facility agreement.

In response to the Staff’s comment, the Company will file the July 15, 2020 loan facility agreement, as amended in connection with the Spin-Off, as an exhibit to the Amended Draft Registration Statement. The Company has revised the exhibit list in the Amended Draft Registration Statement accordingly.

Item 5. Operating and Financial Review and Prospects
Important Measures and Definitions for Analyzing Results of Operations
Performance Indicators, page 58

8.
It appears that the non-GAAP measure Net operating revenues should be renamed considering the way it is calculated and because this name appears to be similar to the title for a GAAP financial statement line item.  Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

In response to the Staff’s comment, the Company has renamed “net operating revenues” as “time charter equivalent revenues” in the Amended Draft Registration Statement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
B. Compensation, page 62

9.
We note your disclosure that your executive officers are employed pursuant to employment and consulting contracts. Please file these agreements as exhibits to your registration statement or advise as to why you are not required to do so. Refer to Instruction 4(c) of the Instructions to Exhibits of Form 20-F.

The Company confirms that the employment agreements and consulting contracts disclosed in Item 6.A of the Draft Registration Statement are not required to be disclosed in the Company’s home country and will not be otherwise publicly disclosed by the Company.  In accordance with Instruction 4(c)(v) to Form 20-F, the Company does not intend to file such agreements with the Amended Draft Registration Statement.

Notes to the Carve-out Financial Statements
Note 2. Significant Accounting Policies
(n) Revenue Recognition, page F-10

10.
The tabular presentation of amounts derived from spot charters appears to include a non-GAAP measure equal to Vessel revenues, net of commissions less Voyage expenses. Please revise this presentation as it appears to be inconsistent with Item 10(e)(1)(ii)(C) of Regulation S-K.  This comment also applies to the disclosure of amounts derived from time charters on page F-11.

In response to the Staff’s comment, the Company has removed the tabular presentation of Vessel revenues, net of commissions less Voyage expenses, derived from spot and time charters in the Amended Draft Registration Statement. The Company rearranged the disclosures for accounting policies of revenues, leases and voyage expenses, and further presented disaggregated Vessel revenue, net figures derived from spot and time charters in tabular format. The same tabular presentation was applied for disaggregated Voyage expenses figures derived from spot and time charters as well.

General

11.
We note the disclosure in your filing that your fleet consists exclusively of one Capesize vessel and that your current lack of diversification could make you vulnerable to adverse developments in the maritime dry bulk shipping industry and demand for Capesize vessels in particular.  We further note that you have entered into an agreement with the Parent pursuant to which the Parent will have a right of first refusal for Capesize vessel sales and purchases made by you.  Please further describe the reasons for the spin-off transaction.

As discussed in the Draft Registration Statement under “Item 4. Information on the Company—A. History and Development of the Company—Reasons for the Spin-Off,” the Company intends to “pursue a more flexible acquisition strategy by opportunistically considering expansion into other seaborne transportation sectors” and one reason for the Spin-Off is to provide “a differentiated investment opportunity from the Parent’s ‘pure play’ focus.” While the Company’s fleet immediately after the Spin-Off will consist of only a Capesize vessel, and the Company intends to grant the Parent a right of first refusal with respect to Capesize vessel sales and purchases, Company’s business strategy described in the Draft Registration Statement is to expand its fleet and diversify away from the Capesize sector.  The right of first refusal with respect to the Capesize sector to be granted to the Parent will not act as a constraint on the Company’s sector-agnostic strategy, and will not dilute the value to shareholders which the Company perceives will be created as a result of the Spin-Off by leveraging the experience of the Parent’s management while providing a business strategy differentiated from that of the Parent.

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If you have any questions or comments concerning this letter, please feel free to contact Will Vogel at the undersigned at 212-922-2280.

Yours sincerely

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP